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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.  )*

                              CNY Financial Corporaation
-------------------------------------------------------------------------------

                                  Common Stock
-------------------------------------------------------------------------------

                                  12613U107
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054, (201) 560-1400

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                February 19, 1999
----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has hled no amendment subsequent thereto reporting beneficial ownership of hve percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subjcct to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 12613U107
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman and Associates, L.L.C.    22-3343079
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
                                36,450
NUMBER OF    -------------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    36,450
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     36,450
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .694
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP NO.12613U107
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman and Associates II, L.L.C. 22-3435964
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                           37,640
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    37,640
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     37,640
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                     / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .716
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO. 12613U107
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman Investment Partnership, L.P.    22-3360395
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                           36,950
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    36,950
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     36,950
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .703
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO. 12613U107
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman Investment Partnership II, L.P.    22-3603662
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                          37,640
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    37,640
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     37,640
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .716
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO. 12613U107
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Kerrimatt, L.P.     22-3583179
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                           37,640
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    37,640
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     37,640
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .716
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO. 12613U107
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Federal Holdings, L.L.C.     13-3838083
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
 OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                          37,640
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                   37,640
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     37,640
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .716
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

 SCHEDULE 13D
CUSIP NO. 12613U107
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Lawrence B. Seidman     075 38 0679
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                          286,000
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                   286,000
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                    286,000
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.446
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

 SCHEDULE 13D
CUSIP NO. 12613U107
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Richard Whitman, Individually      ###-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                         1,000
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER  72,400
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER

PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                                                   72,400
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                                             73,400
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.397
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

 SCHEDULE 13D
CUSIP NO. 12613U107
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Lorraine DiPaolo, Individually       094 28 8963
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                         1,000
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER        72,400
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER

PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER    72,400
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                                                    73,400
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.397
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO. 12613U107
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Benchmark Partners, L.P.      11-2955345
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                          57,200
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    57,200
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                    57,200
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.089
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO. 12613U107
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 The Benchmark Company, Inc.      11-2950925
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
-------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                          15,200
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    15,200
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                    15,200
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .289
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

SCHEDULE 13D
CUSIP NO. 12613U107
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Dennis Pollack    ###-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                          11,869
                  --------------------------------------------------------------
SHARES

BENFICIALLY                8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    11,869
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                   11,869
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .226
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

1.  Security and Issuer

The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of CNY Financial Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at One North Main Street, Cortland, New York 13045.

2.  Identity and Background

(a-c) This statement is being filed by Seidman and Associates L.L.C. ("SAL"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Seidman and Associates II, L.L.C. ("SALII"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 19 Veteri Place, Wayne, New Jersey 07470. Lawrence Seidman is the Manager of SALII and has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Seidman Investment Partnership, L.P. ("SIP"), a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Seidman Investment Partnership II, L.P. ("SIPII"), a New Jersey limited partnership, whose principal and executive offices are located at 19 Veteri Place, Wayne, NJ 07470. Veteri Place Corporation is the sole General Partner of SIPII and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Kerrimatt, LP (Kerrimatt),a limited partnership formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, West Orange, New Jersey 07052. Pursuant to the Kerrimatt Letter Agreement, Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities until May 2000.

This statement is also being filed by Federal Holdings L.L.C. ("Federal"), a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at One Rockefeller Plaza, 31st Floor, New York, NY 10020. Lawrence B. Seidman is the Manager of Federal and has sole investment discretion and voting authority with respect to such securities.

This statement is also being filed by Lawrence Seidman whose principal office is located at 100 Misty Lane, Parsippany, NJ 07054. Mr. Seidman has sole investment discretion and voting authority for SAL, SALII, SIP, SIPII, Kerrimatt, Federal, Richard Baer (RB), Melissa Baer ("MB"), Jeffrey Greenberg ("JG"), Steven Greenberg ("SG"), and Richard Greenberg ("RG").

This statement is also being filed by The Benchmark Company, Inc. ("TBCI"), a New York Corporation and Benchmark Partners, LP ("Partners"), a Delaware limited partnership. Richard Whitman is the president of TBCI and the general partner of Partners in which capacity he shares voting control and dispositive power over securities reported herein by TBCI and Partners with Lorraine DiPaolo. Lorraine DiPaolo is the Executive Vice President of TBCI and a general partner of Partners. Whitman and DiPaolo are the only directors and shareholders of TBCI. The principal business of TBCI is to act as a broker-dealer and investment advisor and the principal business of Partners is to invest in securities. Mr. Whitman and Ms. DiPaolo share the investment discretion and voting authority with respect to such securities.

This statement is also being filed by Richard Whitman and Lorraine DiPaolo whose principal office is located at 750 Lexington Avenue, New York, NY 10022. Mr. Whitman and Mrs. DiPaolo have discretionary and voting authority for TBCI and Partners.

This statement is also being filed by Dennis Pollack ("Pollack") whose principal address is 47 Blueberry Drive, Woodcliff Lake, NJ 07675. His principal occupation is being President of Pegasus Funding Group.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any,of Seidman, Pollack, Whitman, Di Paolo, TCBI, Partners SAL, SALII, SIP, SIPII, Kerrimatt, Federal, is set forth in Exhibit A hereto. Seidman,Pollack, Whitman, DiPaolo, TCBI, Partners, Federal, Kerrimatt, SAL, SALII, and SIP, SIPII, shall hereinafter be referred to as "Reporting Persons". The Reporting Persons have formed a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(d-e) During the last five years none of SAL, SALII, SIP, SIPII, Federal, Kerrimatt, TCBI, Partners, Whitman, DiPaolo, Pollack and Seidman, or, to the best of their knowledge, any person listed in Exhibit A attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals listed on Exhibit A attached hereto is a citizen of the United States.

3.  Source and Amount of Funds or Other Consideration

The aggregate purchase price of the stock covered by this statement is $3,917,434. The purchases of Common Stock by some of the above entities were in margin accounts carried by Bear Stearns Securities Corp. This extension of credit was extended in the ordinary course of business. As of February 25, 1999, there was no margin loan balance outstanding.

4.  Purpose of Transaction

The securities covered by this Statement were acquired for the purpose of investment. The Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of the Common Stock or other securities of the Issuer. In addition the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

The Reporting Persons believe the profitability of the Issuer's business can be improved by re-deploying certain assets and better utilizing its excess capital. Mr. Seidman will work with the Issuer's management and Directors to try and maximize the value of the Issuer's Common Stock which is not adequately reflected in the current market price of the Issuer's Common Stock.

On February 25, 1999, the Reporting Persons entered into an Agreement with the Issuer, wherein the Issuer has agreed to increase the size of its board of Directors by one and add Seidman as a Director. In addition Seidman shall be nominated at the Annual Meeting for a term expiring in 2002. The Reporting Persons have agreed to certain restrictions and to vote their shares in support of the two stock-based compensations plans to be proposed at the 1999 Annual Meeting. (A copy of the Agreement is attached hereto as Exhibit B and incorporated herein its entirety.)

Certain of the Reporting Persons were involved in a proxy contest seeking the election of directors to the Board of Directors of IBS Financial Corp. These Reporting Persons conducted two proxy contests and during litigation with respect to the results of the second proxy contest the management of IBS Financial Corp. agreed to sell the institution in a stock for stock transaction to Hubco Inc.

In addition certain of the Reporting Persons were involved in two proxy contests involving Wayne Bancorp, Inc. The first proxy contest involved the approval of certain stock plans and option plans for the directors and senior management of Wayne. This proxy contest was resolved prior to a shareholder vote because the respective Reporting Persons agreed to vote for the stock plans and option plans and the Board of Directors of Wayne Bancorp, Inc. agreed to place a representative of the Reporting Persons on the Board. The second proxy contest involved election of directors. During this proxy contest the management of Wayne Bancorp, Inc. announced that Wayne, Bancorp, Inc. would be sold and therefore the Reporting Persons representative withdrew from seeking election to the Board of Wayne Bancorp, Inc.

In addition certain of the Reporting Persons have filed a Schedule 13D in connection with the common stock of 1st Bergen Bancorp, Inc.which company has been acquired by Kearney Federal Savings Bank.

In addition certain of the Reporting Persons have filed a Schedule 13D in connection with the Common Stock of Eagle BancGroup, Inc. and informally notified the Company that they intend to sollicit proxies for two director nominees in opposition to the two management director nomineees at the next annual meeting scheduled for April 21, 1999.

In addition, the Reporting Persons' reserve the right to exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their equity interests.

Except as set forth above, neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any executive officer or director of the Reporting Persons, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (b) through (j) of Item 4 of
Schedule 13D.

5.  Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on February 26, 1999, the Reporting Persons owned beneficially an aggregate of 372,269 shares of Common Stock, which constituted approximately 7.08% of the 5,251,037 shares of Common Stock outstanding as of December 31, 1998, as disclosed in the Issuer's January 20, 1999 Press Release.

Seidman, individually, in his capacity as the sole shareholder and officer of the corporate general partner of SIP, SIPII, and as the Manager of Federal, SAL and SALII and as the person with investment and voting authority for Kerrimatt, RB, MB, SS, SJ, JG and RG may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) the 286,000 shares of Common Stock which constituted approximately 5.44% of the Issuer's outstanding Common Stock owned individually, and by SIP, SALII, SAL and Federal, Kerrimatt, RB, MB, SS, SJ, JG, and RG. Whitman and DiPaolo, as the persons with the investment and discretionary authority for Partners and TBCI may be deemed to own beneficially (as defined in Rule 13D-3 promulgated under the Exchange Act) the 74,400 shares of Common Stock owned by Partners and TBCI which constituted approximately 1.41% of the Issuer's outstanding Common Stock. In total the Reporting Persons have the right to vote and dispose of 372,269 shares of Common Stock of the Issuer.

The schedule attached as Exhibit C describes transactions in the Common Stock effected by the Reporting Persons. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days.

(d)  N/A

(e)  N/A

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein neither the Reporting Persons nor to the best of their knowledge, any of the persons named in Exhibit "A" attached hereto , has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

A. The General Partner of SIP is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer, and shareholder). Seidman through Veteri Place Corp. is entitled to 20% of the profits through Veteri Place Corp. (See Exhibit D for Amended and Restated Agreement of Limited Partnership of Seidman Investment Partnership, L.P.)

B. The General Partner of SIPII is: Veteri Place Corp; a New Jersey Corporation (Seidman is the sole officer, and shareholder). Seidman through Veteri Place Corp. is entitled to 25% of the profits through Veteri Place Corp. (See Exhibit E for Amended and Restated Agreement of Limited Partnership of Seidman Investment Partnership II, L.P.)

C. Seidman is the Managing Member of SAL and SALII and Brant Cali is the Managing Member of Seidcal Associates which owns a majority interest in SAL and SALII. Seidman is entitled to a 5% of the profits earned by SAL and SALII (See Exhibit F for the Operating Agreement for Seidman and Associates, L.L.C. and the First and Second Amendment.and See Exhibit G for the Operating Agreement for Seidman and Associates II, L.L.C.)

D. "Seidman's clients" are: Jeffrey Greenberg (owns 7,500 shares), Steven Greenberg (owns 10,000 Shares) [Seidman has letter agreements with Jeffrey and Steven Greenberg (these agreements are annexed as Exhibit H).] Richard and Melissa Baer (own 2,700 shares personally and in their IRA accounts) and Richard Greenberg (owns 3,000 shares personally and in his IRA accounts). (Seidman has an oral agreement with Mr. and Mrs. Baer and Richard Greenberg.) Under the oral agreement which is an at-will agreement, these owners have agreed to sell and vote their shares as directed by Seidman.)

E. Sonia Seidman (owns 37,540 shares) is the wife of Seidman. she has orally agreed to vote and sell the shares as directed by Seidman.

F. None of the partners of SIP, SIPII and Partners, or members of SAL, SALII, Federal, Kerrimatt, or any of Seidman's discretionary clients, or the officers and directors of TBCI own any shares of Issuer except as disclosed herein.
G.  Seidman owns 1,300 shares in his SEP IRA account.

H. Mr. Seidman has an agreement with Kerrimatt, L.P., which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Kerrimatt, L.P. (Kerrimatt, L.P. presently owns 37,640 shares of the Issuer.) Mr. Seidman is entitled to a percentage of the profits derived from these securities, which is calculated after allowing a return to Kerrimatt, L.P.. (See
Exhibit I for the Letter Agreement.)

I. Mr. Seidman has an agreement with Federal which gives him the complete discretion to vote and dispose of securities of the Issuer owned by Federal (Federal presently owns 37,640 shares of the Issuer). Mr. Seidman is entitled to a percentage of the profits derived from these securities which is calculated after allowing a return to Federal. (See Exhibit J for the Operating Agreement for Federal Holdings, LLC and the First and Second Amendment.)

J. The Managing General Partner of Partners is Benchmark Capital Advisors ("BCA"), a division of TBCI. Whitman and DiPaolo share the power to invest and vote the securities owned by Partners. BCA is entitled to 20% of the Net Profits each year and an Annual Administrative Fee, payable quarterly, of 1% of the value of Partners assets. (See Exhibit K for the Amended and Restated Agreement of Limited Partnership for Partners.)

The following are certain provisions concerning the division of profits or losses or guarantees of profits with reference to SAL, SALII , SIP, SIPII and Federal. In Section 8.1(d) of the operating agreements for each of SAL and SALII, Mr. Seidman is entitled to 5% of the net profits each year and his wife is entitled to 15% of the net profits. In addition Section 11.3(b) in SAL's operating agreement entitles Mr. Seidman to annual compensation of $125,000. Mr. Seidman is also entitled to 20% of the net profits under the agreements with SIP [Section 9(a)(i)],and 25% of the net profits under the agreement with SIP II. [Section 9 (b)]]. Mr. Seidman also gets management or administrative fees based upon the total assets of SIP, Federal, Kerrimatt, SG and JG. Mr. Seidman's agreement with SG and JG expires on May 15, 2000. In addition Mr. Seidman is also entitled to 25% of the Net Profits under the Agreement with Federal (Second Amendment of the Operating Agreement).

Mr. Seidman is the Manager of Federal, SAL, SALII and is the president of the corporate general partner of SIP and SIPII; and investment manager for Kerrimatt and, in that capacity, Mr. Seidman has the authority to cause those entities to acquire, hold, trade and vote these securities. SAL, SALII, Federal, Kerrimatt, SIP and SIPII were all created to acquire, hold and sell publicly traded securities. None of the entities disclosed herein were formed to solely acquire, hold and sell the Issuer's securities. Each of these entities owns securities issued by one or more companies other than Issuer. The members and limited partners in SAL, SALII and SIP are all passive investors, who do not - and can not - directly or indirectly participate in the management of these entities, including without limitation proxy contests conducted by such entities. Seidman's compensation is, in part, dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions from the Issuer's securities.

The voting power over the Issuer's securities is not subject to any contingencies beyond standard provisions for entities of this nature, (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner.

Pursuant to Section 16 of the Amended and Restated Agreement of Limited Partnership (Partnership Agreement), Veteri Place Corporation, as of the end of each fiscal quarter shall be entitled to receive an administrative fee equal to a quarter of 1% of SIP's assets. (See Section 16 of the Partnership Agreement Exhibit D, attached hereto and incorporated herein by reference.)

The scheduled term of SIP is until December 1, 2014 unless sooner terminated as provided in the Partnership Agreement. (See Term of Partnership, page 16 of the Partnership Agreement, Exhibit D, attached hereto and incorporated herein by reference.)

The scheduled term of SIPII is until December 31, 2014 unless sooner terminated as provided in the Partnership Agreement. (See Term of Partnership, page 3 of the Partnership Agreement, Exhibit E, attached hereto and incorporated herein by reference.)

SAL's term shall continue in full force and effect until May 1, 2024 unless terminated as provided for in its operating agreement. (See Article 4 - Term and Duration, Exhibit F, attached hereto and incorporated herein by reference.)

SALII's term shall continue in full force and effect until May 1, 2024 unless terminated as provided for in its operating agreement. (See Article 4 - Term and Duration, Exhibit G, attached hereto and incorporated herein by reference.)

Kerrimatt's term shall continue in full force and effect as provided in Letter Agreement attached in Exhibit I. Pursuant to Paragraph 7 of the Letter Agreement, Mr. Seidman is entitled to a quarterly administration fee equal to a
 .25% of 1% of Kerrimatt assets.

Federal's term shall continue in full force and effect until April 30, 2045 as provided for in its operating agreement. (See Article 4 - Term and Duration, Exhibit I, attached hereto and incorporated herein by reference.) Pursuant to
Article 10.1 of the operating agreement, Mr. Seidman's management term expires on June 30, 2000. (See Article 10 and the Second Amendment to Operating Agreement, Exhibit J, attached hereto and incorporated herein by reference.) Pursuant to Article 10.2 of the Operating Agreement, Mr. Seidman is entitled to a quarterly administration fee equal to .25% of 1% of Federal's assets.

Partners term shall continue in full force and effect until December 31, 2009 unless terminated earlier as provided for in its Operating Agreement. (See
Article 5, Term of Partnership, Exhibit K attached hereto and incorporated herein by reference.)

7.  Material to be filed as Exhibits

         Exhibit A                  Executive Officers and Director of Reporting
                                    Persons

         Exhibit B                  Agreement between CYNF and Seidman Group

         Exhibit C                  Stock Purchase Transactions

         Exhibit D                  Amended and Restated Agreement of
                                    Limited Partnership of Seidman Investment
                                    Partnership, L.P. and Amendment #1 and 2

         Exhibit E                  Amended and Restated Agreement of
                                    Limited Partnership of Seidman Investment
                                    Partnership II, L.P. and Amendment #1.


         Exhibit F                  Operating Agreement for Seidman and
                                    Associates, L.L.C.with First Amendment.

         Exhibit G                  Operating Agreement for Seidman and
                                    Associates II,L.L.C.with First Amendment.


         Exhibit H                  Letter Agreements with Jeffrey Greenberg
                                    and Steven Greenberg

         Exhibit I                  Letter Agreement with Kerrimatt, L.P.

         Exhibit J                  Operating Agreement for Federal Holdings
                                    L.L.C.
                                    First Amendment to Operating Agreement and
                                    Second Amendment to Operating Agreement

         Exhibit K                  Amended and Restated Agreement of
                                    Partnership of Benchmark Partners,
                                    L.P.

         Exhibit L                  Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    2/26/99                  ss/Lawrence B. Seidmn
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Manager
                                             Seidman and Associates, L.L.C.

                    2/26/99                  ss/Lawence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Manager
                                             Seidman and Associates II, L.L.C.

                    2/26/99                  ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, President
                                             of the Corporate General Partner
                                             Seidman Investment Partnership,L.P.
                    2/26/99                  ss/Lawrence B. Seidma
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, President
                                             of the Corporate General Partner
                                             Seidman Investment Partnership II,
                                             L.P.

                   2/26/99                   ss/Lawrence B. Seidman
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Individually

                   2/26/99                   ss/Richard Whitman
                  ------                     ------------------------------
                  Date                       Richard Whitman, President
                                             The Benchmark Company, Inc.

                   2/26/99                   ss/Richard Whitman
                  ------                     ------------------------------
                  Date                       Richard Whitman, General Partner
                                             Benchmark Partners, LP

                    2/26/99                  ss/Richard Whitman
                  ------                     ------------------------------
                  Date                       Richard Whitman, Individually

                    2/26/99                  ss/Lorraine DiPaolo
                  ------                     ------------------------------
                  Date                       Lorraine DiPaolo, Individually

                    2/26/99                  ss/David Mandelbaum
                  ------                     ------------------------------
                  Date                       David Mandelbaum, General Partner
                                             Kerrimatt, L.P.

                    2/26/99                  ss/Lawrence Seidman
                  ------                     ------------------------------
                  Date                       Lawrence Seidman, Investment
                                             Manager
                                             Federal Holdings, L.L.C.

                    2/26/99                  ss/Dennis Pollack
                  ------                     ------------------------------
                  Date                       Dennis Pollack, Individually